QuickLinks -- Click here to rapidly navigate through this document

[Hogan & Hartson L.L.P. Letterhead]

February 1, 2006

BY EDGAR AND HAND DELIVERY

Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Liquidity Services, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 1, 2006
File No. 333-129656

Dear Mr. McTiernan:

        The Company hereby supplements its response to Comment #2 in its letter to the staff dated January 31, 2006, accompanying the filing of Amendment No. 3 to the Registration Statement on Form S-1 (the "January 31 Letter"), as follows:

        Pursuant to a conference call with Cicely Luckey, Accounting Branch Chief, on February 1, 2006, the Company hereby confirms to the staff that if the Company had elected to use the Black-Scholes pricing model to determine the value of the warrants instead of the discounted cash flow model, the incremental difference between the amount determined under the Black-Scholes model and the amount actually recorded would not have been material to any period presented in the consolidated financial statements. Furthermore, the value of the warrants determined pursuant to the Black-Scholes pricing model would have been lower than the actual amount recorded, as the actual amount recorded factors in an additional value related to the redemption liability. Therefore, the Company believes that its approach to accounting for the warrants, as outlined in the January 31 Letter, is an acceptable measure of the fair value of this financial instrument prior to exercise that is not materially different from separately valuing the warrants using the Black-Scholes pricing model.

        If you have any questions or would like further information concerning the Company's supplemental response provided above, please call the undersigned at (202) 637-5945 or Eun Ah Choi at (202) 637-3622. Thank you for your assistance.

Sincerely,
/s/ Joseph E. Gilligan Joseph E. Gilligan

cc:    Jeffrey A. Shady
         Cicely Luckey
             Securities and Exchange Commission

         William P. Angrick, III
         James M. Rallo
         James E. Williams
             Liquidity Services, Inc.

QuickLinks

[Hogan & Hartson L.L.P. Letterhead]